UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-228913) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2019 and 2020

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2019 and 2020

EXHIBIT INDEX

Exhibit No.	Description

15.1	Consent of KPMG AZSA LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: July 2, 2020

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2019 AND 2020

On June 26, 2020, we published our consolidated financial statements as of and for the years ended March 31, 2019 and 2020 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2020 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

March 31	Millions of yen				Millions of U.S. dollars
	2019		2020		2020
Assets:
Cash and due from banks	*8	¥57,411,276	*8	¥61,768,573	$567,674
Call loans and bills bought		2,465,744		896,739	8,241
Receivables under resale agreements		6,429,365		8,753,816	80,450
Receivables under securities borrowing transactions		4,097,473		5,005,103	45,999
Monetary claims bought	*8	4,594,578		4,559,429	41,903
Trading assets	*8	5,328,778	*8	7,361,253	67,652
Money held in trust		390		353	3
Securities	*1, *2, *8, *16	24,338,005	*1, *8, *16	27,128,751	249,322
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	77,979,190	*3, *4, *5, *6, *7, *8, *9	82,517,609	758,364
Foreign exchanges	*7	1,719,402	*7	2,063,284	18,962
Lease receivables and investment assets		247,835		219,733	2,019
Other assets	*8	7,307,305	*8	8,298,393	76,265
Tangible fixed assets	*10, *11, *12	1,504,703	*10, *11, *12	1,450,323	13,329
Assets for rent		573,292		506,755	4,657
Buildings		345,420		341,505	3,139
Land		427,484		423,346	3,891
Lease assets		25,548		28,933	266
Construction in progress		37,663		46,138	424
Other tangible fixed assets		95,293		103,645	953
Intangible fixed assets		769,231		753,579	6,926
Software		431,135		440,407	4,047
Goodwill		193,127		194,289	1,786
Lease assets		990		986	9
Other intangible fixed assets		143,977		117,896	1,084
Net defined benefit asset		329,434		230,573	2,119
Deferred tax assets		40,245		26,314	242
Customers’ liabilities for acceptances and guarantees		9,564,993		9,308,882	85,552
Reserve for possible loan losses		(468,808)		(479,197)	(4,404)

Total assets		¥203,659,146		¥219,863,518	$2,020,619

(Continued)

March 31	Millions of yen				Millions of U.S. dollars
	2019		2020		2020
Liabilities and net assets:
Liabilities:
Deposits	*8	¥122,325,038	*8	¥127,042,217	$1,167,560
Negotiable certificates of deposit		11,165,486		10,180,435	93,562
Call money and bills sold		1,307,778		3,740,539	34,377
Payables under repurchase agreements	*8	11,462,559	*8	13,237,913	121,661
Payables under securities lending transactions	*8	1,812,820	*8	2,385,607	21,925
Commercial paper		2,291,813		1,409,249	12,951
Trading liabilities		4,219,293		6,084,528	55,919
Borrowed money	*8, *13	10,656,897	*8, *13	15,210,894	139,793
Foreign exchanges		1,165,141		1,461,308	13,430
Short-term bonds		84,500		379,000	3,483
Bonds	*14	9,227,367	*14	9,235,639	84,879
Due to trust account	*8, *15	1,352,773	*8, *15	1,811,355	16,647
Other liabilities		4,873,630		7,011,967	64,442
Reserve for employee bonuses		70,351		73,868	679
Reserve for executive bonuses		3,091		3,362	31
Net defined benefit liability		31,816		35,777	329
Reserve for executive retirement benefits		1,374		1,270	12
Reserve for point service program		23,948		26,576	244
Reserve for reimbursement of deposits		7,936		4,687	43
Reserve for losses on interest repayment		147,594		142,890	1,313
Reserves under the special laws		2,847		3,145	29
Deferred tax liabilities		378,220		257,384	2,365
Deferred tax liabilities for land revaluation	*10	30,259	*10	30,111	277
Acceptances and guarantees	*8	9,564,993	*8	9,308,882	85,552

Total liabilities		192,207,534		209,078,615	1,921,502

Net assets:
Capital stock		2,339,443		2,339,964	21,505
Capital surplus		739,047		692,003	6,360
Retained earnings		5,992,247		6,336,311	58,233
Treasury stock		(16,302)		(13,983)	(129)

Total stockholders’ equity		9,054,436		9,354,296	85,969

Net unrealized gains (losses) on other securities		1,688,852		1,371,407	12,604
Net deferred gains (losses) on hedges		(54,650)		82,257	756
Land revaluation excess	*10	36,547	*10	36,878	339
Foreign currency translation adjustments		50,379		(32,839)	(302)
Accumulated remeasurements of defined benefit plans		(7,244)		(92,030)	(846)

Total accumulated other comprehensive income		1,713,884		1,365,673	12,551

Stock acquisition rights		4,750		2,064	19
Non-controlling interests		678,540		62,869	578

Total net assets		11,451,611		10,784,903	99,117

Total liabilities and net assets		¥203,659,146		¥219,863,518	$2,020,619

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2019		2020		2020
Ordinary income		¥5,735,312		¥5,314,313	$48,840
Interest income		2,488,904		2,456,364	22,575
Interest on loans and discounts		1,666,283		1,693,016	15,559
Interest and dividends on securities		364,685		346,822	3,187
Interest on call loans and bills bought		16,551		15,890	146
Interest on receivables under resale agreements		20,457		31,449	289
Interest on receivables under securities borrowing transactions		17,784		21,247	195
Interest on deposits with banks		103,135		80,924	744
Interest on lease transactions		47,573		7,307	67
Other interest income		252,433		259,705	2,387
Trust fees		4,656		4,701	43
Fees and commissions		1,240,917		1,287,538	11,833
Trading income		194,676		262,826	2,415
Other operating income		1,578,159		1,050,065	9,650
Lease-related income		233,675		39,123	360
Installment-related income		981,090		752,775	6,918
Other		363,393		258,166	2,373
Other income		227,997		252,816	2,323
Gains on reversal of reserve for possible loan losses		5,729		—	—
Recoveries of written-off claims		11,047		12,414	114
Other	*1	211,220	*1	240,401	2,209
Ordinary expenses		4,600,012		4,382,249	40,274
Interest expenses		1,157,482		1,179,770	10,842
Interest on deposits		463,989		441,477	4,057
Interest on negotiable certificates of deposit		136,178		131,849	1,212
Interest on call money and bills sold		14,270		10,284	95
Interest on payables under repurchase agreements		119,733		131,320	1,207
Interest on payables under securities lending transactions		1,272		1,111	10
Interest on commercial paper		45,356		31,525	290
Interest on borrowed money		75,883		57,632	530
Interest on short-term bonds		60		29	0
Interest on bonds		226,536		220,874	2,030
Other interest expenses		74,201		153,666	1,412
Fees and commissions payments		181,019		204,188	1,877
Trading losses		3,305		—	—
Other operating expenses		1,319,328		908,951	8,354
Lease-related expenses		120,097		26,514	244
Installment-related expenses		930,884		722,440	6,639
Other		268,347		159,997	1,470
General and administrative expenses	*2	1,715,050	*2	1,739,603	15,988
Other expenses		223,825		349,734	3,214
Provision for reserve for possible loan losses		—		70,571	649
Other	*3	223,825	*3	279,163	2,566

Ordinary profit		1,135,300		932,064	8,566

(Continued)
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2019		2020		2020
Extraordinary gains		¥2,826		¥23,896	$220
Gains on disposal of fixed assets		541		1,855	17
Other extraordinary gains	*4	2,285	*4	22,040	203
Extraordinary losses		14,547		67,314	619
Losses on disposal of fixed assets		4,485		1,910	18
Losses on impairment of fixed assets	*5	9,610	*5	65,106	598
Provision for reserve for eventual future operating losses from financial instruments transactions		450		297	3

Income before income taxes		1,123,579		888,646	8,167

Income taxes-current		276,329		213,526	1,962
Income taxes-deferred		55,095		(45,842)	(421)

Income taxes		331,424		167,684	1,541

Profit		792,155		720,962	6,626

Profit attributable to non-controlling interests		65,474		17,078	157

Profit attributable to owners of parent		¥726,681		¥703,883	$6,469

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2019		2020		2020
Profit		¥792,155		¥720,962	$6,626
Other comprehensive income (losses)	*1	3,035	*1	(347,990)	(3,198)
Net unrealized gains (losses) on other securities		31,157		(314,792)	(2,893)
Net deferred gains (losses) on hedges		29,981		166,177	1,527
Land revaluation excess		—		(39)	(0)
Foreign currency translation adjustments		10,396		(74,052)	(681)
Remeasurements of defined benefit plans		(65,530)		(84,420)	(776)
Share of other comprehensive income of affiliates		(2,970)		(40,864)	(376)

Total comprehensive income		795,191		372,971	3,428

Comprehensive income attributable to owners of parent		687,690		355,302	3,265
Comprehensive income attributable to non-controlling interests		107,500		17,669	162

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2019	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the fiscal year
Issuance of new stock	699	699			1,398
Cash dividends			(245,576)		(245,576)
Profit attributable to owners of parent			726,681		726,681
Purchase of treasury stock				(70,094)	(70,094)
Disposal of treasury stock		(68)		363	294
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		4,419			4,419
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(11)		(11)
Decrease due to decrease in subsidiaries			(23)		(23)
Reversal of land revaluation excess			302		302
Transfer from retained earnings to capital surplus		41,704	(41,704)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	699	(19,167)	439,673	(3,809)	417,396

Balance at the end of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436

Year ended March 31, 2019	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Net changes in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Balance at the end of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884

Year ended March 31, 2019	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,823	¥1,219,604	¥ 11,612,892
Changes in the fiscal year
Issuance of new stock			1,398
Cash dividends			(245,576)
Profit attributable to owners of parent			726,681
Purchase of treasury stock			(70,094)
Disposal of treasury stock			294
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			4,419
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			4
Decrease due to increase in subsidiaries			(11)
Decrease due to decrease in subsidiaries			(23)
Reversal of land revaluation excess			302
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	1,926	(541,063)	(578,677)

Net changes in the fiscal year	1,926	(541,063)	(161,280)

Balance at the end of the fiscal year	¥4,750	¥678,540	¥ 11,451,611

(Continued)

Year ended March 31, 2020	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the fiscal year
Issuance of new stock	521	521			1,043
Cash dividends			(255,834)		(255,834)
Profit attributable to owners of parent			703,883		703,883
Purchase of treasury stock				(100,088)	(100,088)
Disposal of treasury stock		(250)		733	483
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,565)			(47,565)
Decrease due to decrease in subsidiaries			(945)		(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)		(679)
Reversal of land revaluation excess			(435)		(435)
Transfer from retained earnings to capital surplus		101,923	(101,923)		—

Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	521	(47,044)	344,064	2,318	299,860

Balance at the end of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296

Year ended March 31, 2020	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus

Net changes in items other than stockholders’ equity in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Net changes in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Balance at the end of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673

Year ended March 31, 2020	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥4,750	¥678,540	¥11,451,611
Changes in the fiscal year
Issuance of new stock			1,043
Cash dividends			(255,834)
Profit attributable to owners of parent			703,883
Purchase of treasury stock			(100,088)
Disposal of treasury stock			483
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,565)
Decrease due to decrease in subsidiaries			(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)
Reversal of land revaluation excess			(435)
Transfer from retained earnings to capital surplus			—

Net changes in items other than stockholders’ equity in the fiscal year	(2,685)	(615,671)	(966,568)

Net changes in the fiscal year	(2,685)	(615,671)	(666,708)

Balance at the end of the fiscal year	¥2,064	¥62,869	¥10,784,903

(Continued)

Year ended March 31, 2020	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$21,500	$6,792	$55,071	$(150)	$83,213
Changes in the fiscal year
Issuance of new stock	5	5
Cash dividends			(2,351)		(2,351)
Profit attributable to owners of parent			6,469		6,469
Purchase of treasury stock				(920)	(920)
Disposal of treasury stock		(2)		7	4
Cancellation of treasury stock		(934)		934	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(437)			(437)
Decrease due to decrease in subsidiaries			(9)		(9)
Decrease due to decrease in affiliates accounted for by the equity method			(6)		(6)
Reversal of land revaluation excess			(4)		(4)
Transfer from retained earnings to capital surplus		937	(937)		—

Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	5	(432)	3,162	21	2,756

Balance at the end of the fiscal year	$21,505	$6,360	$58,233	$(129)	$85,969

Year ended March 31, 2020	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$15,521	$(502)	$336	$463	$(67)	$15,751
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus

Net changes in items other than stockholders’ equity in the fiscal year	(2,917)	1,258	3	(765)	(779)	(3,200)

Net changes in the fiscal year	(2,917)	1,258	3	(765)	(779)	(3,200)

Balance at the end of the fiscal year	$12,604	$756	$339	$(302)	$(846)	$12,551

Year ended March 31, 2020	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$44	$6,236	$105,244
Changes in the fiscal year
Issuance of new stock			10
Cash dividends			(2,351)
Profit attributable to owners of parent			6,469
Purchase of treasury stock			(920)
Disposal of treasury stock			4
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(437)
Decrease due to decrease in subsidiaries			(9)
Decrease due to decrease in affiliates accounted for by the equity method			(6)
Reversal of land revaluation excess			(4)
Transfer from retained earnings to capital surplus			—

Net changes in items other than stockholders’ equity in the fiscal year	(25)	(5,658)	(8,883)

Net changes in the fiscal year	(25)	(5,658)	(6,127)

Balance at the end of the fiscal year	$19	$578	$99,117

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2019	2020	2020
Cash flows from operating activities:
Income before income taxes	¥1,123,579	¥888,646	$8,167
Depreciation	269,010	209,198	1,923
Losses on impairment of fixed assets	9,610	65,106	598
Amortization of goodwill	25,919	17,533	161
Gains on step acquisitions	(2,285)	(22,040)	(203)
Equity in losses of affiliates	(61,145)	(56,051)	(515)
Net change in reserve for possible loan losses	(60,213)	13,411	123
Net change in reserve for employee bonuses	(16,467)	3,103	29
Net change in reserve for executive bonuses	(757)	201	2
Net change in net defined benefit asset and liability	(25,570)	101,532	933
Net change in reserve for executive retirement benefits	(196)	(84)	(1)
Net change in reserve for point service program	1,704	2,627	24
Net change in reserve for reimbursement of deposits	(9,828)	(3,249)	(30)
Net change in reserve for losses on interest repayment	2,830	(4,703)	(43)
Interest income	(2,488,904)	(2,456,364)	(22,575)
Interest expenses	1,157,482	1,179,770	10,842
Net (gains) losses on securities	(101,219)	(143,877)	(1,322)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	(148,278)	118,815	1,092
Net (gains) losses from disposal of fixed assets	3,944	54	0
Net change in trading assets	477,890	(1,859,195)	(17,087)
Net change in trading liabilities	(1,603,188)	1,930,360	17,741
Net change in loans and bills discounted	(3,152,247)	(4,839,243)	(44,474)
Net change in deposits	5,039,495	5,064,595	46,545
Net change in negotiable certificates of deposit	(73,017)	(982,400)	(9,029)
Net change in borrowed money (excluding subordinated borrowings)	1,418,493	4,844,384	44,521
Net change in deposits with banks	1,520,423	(1,455,747)	(13,379)
Net change in call loans and bills bought and others	(6,235,713)	(812,970)	(7,471)
Net change in receivables under securities borrowing transactions	4,240,226	(907,630)	(8,341)
Net change in call money and bills sold and others	6,097,354	4,256,015	39,114
Net change in commercial paper	(95,014)	(882,878)	(8,114)
Net change in payables under securities lending transactions	(5,374,040)	572,787	5,264
Net change in foreign exchanges (assets)	446,136	(346,503)	(3,184)
Net change in foreign exchanges (liabilities)	298,550	296,890	2,729
Net change in lease receivables and investment assets	(53,975)	17,309	159
Net change in short-term bonds (liabilities)	(51,200)	294,500	2,707
Issuance and redemption of bonds (excluding subordinated bonds)	467,587	152,729	1,404
Net change in due to trust account	24,502	458,581	4,215
Interest received	2,435,453	2,471,480	22,714
Interest paid	(1,116,584)	(1,201,792)	(11,045)
Other, net	489,142	386,091	3,548

Subtotal	4,879,488	7,370,996	67,742

Income taxes paid	(283,245)	(283,536)	(2,606)

Net cash provided by (used in) operating activities	4,596,242	7,087,460	65,136

(Continued)

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2019		2020		2020
Cash flows from investing activities:
Purchases of securities		¥(26,615,239)		¥(35,544,708)	$(326,668)
Proceeds from sale of securities		17,969,410		23,204,983	213,261
Proceeds from redemption of securities		10,078,569		9,550,000	87,768
Purchases of money held in trust		(2)		(284)	(3)
Proceeds from sale of money held in trust		1,094		321	3
Purchases of tangible fixed assets		(510,213)		(103,052)	(947)
Proceeds from sale of tangible fixed assets		104,451		19,206	177
Purchases of intangible fixed assets		(139,329)		(147,784)	(1,358)
Purchase of stocks of subsidiaries resulting in change in scope of consolidation	*2	(57,182)		(17,365)	(160)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	*3	174,702		27,021	248

Net cash provided by (used in) investing activities		1,006,260		(3,011,660)	(27,678)

Cash flows from financing activities:
Repayment of subordinated borrowings		(8,000)		(8,000)	(74)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		—		139,405	1,281
Redemption of subordinated bonds and bonds with stock acquisition rights		(27,539)		(113,000)	(1,039)
Dividends paid		(245,594)		(255,771)	(2,351)
Repayments to non-controlling stockholders		(212,537)		(436,500)	(4,012)
Dividends paid to non-controlling stockholders		(77,185)		(16,922)	(156)
Purchases of treasury stock		(70,094)		(100,088)	(920)
Proceeds from disposal of treasury stock		294		483	4
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		—		(234,159)	(2,152)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		7,837		—	—

Net cash provided by (used in) financing activities		(632,819)		(1,024,554)	(9,416)

Effect of exchange rate changes on cash and cash equivalents		166,646		(74,480)	(685)

Net change in cash and cash equivalents		5,136,329		2,976,764	27,357

Cash and cash equivalents at the beginning of the fiscal year		47,983,114		53,120,963	488,199
Net change in cash and cash equivalents resulting from business combinations between subsidiaries		—		79	1
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		1,519		—	—

Cash and cash equivalents at the end of the fiscal year	*1	¥53,120,963	*1	¥56,097,807	$515,557

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies, are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and US dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2020 which was ¥108.81 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing consolidated financial statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2020 is 174.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd
SMBC Nikko Securities Inc. (“SMBC Nikko”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
Cedyna Financial Corporation
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui Asset Management Company, Limited (“SMAM”)
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2020 are as follows:

TT International Asset Management Ltd and 15 other companies were newly included in the scope of consolidation as a result of acquisition of shares and for other reasons.

SMM Auto Finance, Inc. and 14 other companies were excluded from the scope of consolidation as they ceased to be subsidiaries due to the sale of their stocks and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

Unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2020 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at March 31, 2020 is 96.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2020 are as follows:

3 companies became equity method affiliates due to new establishment.

Daiwa SB Investments Ltd. and 16 other companies were excluded from the scope of equity method affiliates as they ceased to be affiliates due to merger and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

There are no corresponding companies.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S. à r. l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2020 are as follows:

June 30	4
October 31	2
December 31	82
January 31	1
March 31	85

(2)

The subsidiaries with balance sheets dated June 30 are consolidated using the financial statements as of March 31, the subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31 and a subsidiary with balance sheets dated January 31 as well as certain subsidiaries with balance sheets dated December 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities “(available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC, which is a consolidated subsidiary of the Company, applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is primarily provided by setting the potential losses in the next one year or three years. The potential losses are calculated by determining the loss ratio based on the historical loan-loss ratio derived from actual loan losses or bankruptcies in the past one year or three years, or average (of a certain period) probability of bankruptcies, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the years ended March 31, 2019 and 2020 were ¥139,981 million and ¥142,834 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other corporate executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purpose of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(20)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Unapplied Accounting Standards and Others)

1.“Revised Accounting Standard for Revenue Recognition” (ASBJ Statement No.29) etc. (issued March 30, 2018, revised March 31, 2020)

(1)	Outline

The accounting standard etc. provide comprehensive principles for revenue recognition by taking into account of international trends. The principles of revenue recognition in the standard etc are to recognize revenue by depicting the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be earned in exchange for those goods or services.

(2)	Date of Application

The Company will apply the standard etc. from the beginning of the fiscal year commencing on April 1, 2021.

(3)	Effects of Application of the Accounting Standard etc.

The effects of the application of the accounting standard etc. are currently being assessed.

2.“Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30) etc. (issued July 4, 2019)

(1)	Outline

The accounting standard etc. provide the guidance regarding methods of measuring fair values to improve comparability with those stipulated by international accounting standards.

(2)	Date of Application

The Company applies the standard etc. from the beginning of the fiscal year commencing on April 1, 2020.

(3)	Effects of Application of the Accounting Standard etc.

The effects of the application of the accounting standard etc. are currently being assessed.

3.“Accounting Standard for Disclosure of Accounting Estimates ” (ASBJ Statement No.31) (issued March 31, 2020)

(1)	Outline

The accounting standard aims to disclose information to help users of financial statements to understand accounting estimates for items with risks that could have significant effects on consolidated financial statements of the following fiscal year, among the amounts determined by the accounting estimates on consolidated financial statements of the current fiscal year.

(2)	Date of Application

The Company will apply the standard etc. from the end of the fiscal year ending on March 31, 2021.

4.“Revised Accounting Standard for Accounting Policy Disclosures, Accounting Changes and Error Corrections and its Implementation Guidance” (ASBJ Statement No.24) (revised March 31, 2020)

(1)	Outline

The accounting standard aims to provide the outline of adopted accounting principles and procedures in case that provisions of related accounting standards etc. are not evident.

(2)	Date of Application

The Company will apply the standard etc. from the end of the fiscal year ending on March 31, 2021.

(Additional information)

1.The estimates of reserve for possible loan losses related to the increasing impact of the spread of the novel coronavirus disease (COVID-19)

The estimates of reserve for possible loan losses related to the increased impact of COVID-19 are reflected in the consolidated financial statements using the following method.

For potential losses related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, the borrower’s classification based on the most recent available information.

In addition, for potential losses for specific portfolios that are based on the future prospects with high probability, which cannot be reflected in any of individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment in light of impacts such as fluctuations in market indices including crude oil price due to factors such as COVID-19.

2.Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the fiscal year ended March 31, 2020, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Stocks	¥969,481	¥943,980
Investments	6,368	661

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2019	2020
Stocks of jointly controlled entities	¥340,821	¥322,598

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Japanese government bonds in “Securities”	¥902	¥—

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Securities pledged	¥7,270,140	¥11,030,067
Securities lent	140,772	171,224
Securities held without being disposed	2,232,706	2,546,017

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Bankrupt loans	¥12,806	¥13,978
Non-accrual loans	456,802	378,173

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Past due loans (3 months or more)	¥13,444	¥14,400

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Restructured loans	¥193,427	¥221,288

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Risk-monitored loans	¥676,481	¥627,840

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Bills discounted	¥906,636	¥850,324

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2019 and 2020 consisted of the following:

March 31, 2019	Millions of yen	March 31, 2020	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥7,353	Cash and due from banks	¥78,112
Monetary claims bought	11,459	Trading assets	834,864
Trading assets	514,328	Securities	10,502,767
Securities	6,286,499	Loans and bills discounted	10,679,243
Loans and bills discounted	9,086,500
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	26,089	Deposits	21,908
Payables under repurchase agreements	5,762,587	Payables under repurchase agreements	6,670,132
Payables under securities lending transactions	1,582,791	Payables under securities lending transactions	2,334,251
Borrowed money	7,922,955	Borrowed money	10,587,419
Trust account	124,550	Trust account	432,135
Acceptances and guarantees	167,027	Acceptance and guarantees	103,886

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2019 and 2020:

March 31, 2019	Millions of yen	March 31, 2020	Millions of yen
Cash and due from banks	¥41,584	Cash and due from banks	¥12,543
Trading assets	1,591,280	Trading assets	1,179,599
Securities	4,812,271	Securities	3,570,617
Loans and bills discounted	853,603	Loans and bills discounted	10,350

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2019	Millions of yen	March 31, 2020	Millions of yen
Collateral money deposited for financial instruments	¥1,630,600	Collateral money deposited for financial instruments	¥2,240,739
Surety deposits	92,281	Surety deposits	87,976
Margins of futures markets	64,340	Margins of futures markets	101,838
Other margins	43,365	Other margins	46,569

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
The amounts of unused commitments	¥62,409,943	¥61,881,806
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	44,048,947	44,330,598

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revalued its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains and net of deferred taxes are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain equity method affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Accumulated depreciation	¥741,648	¥783,544

*12	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Deferred gain on tangible fixed assets deductible for tax purposes	¥62,127	¥62,099
[The consolidated fiscal year concerned]	[—]	[—]

*13	Subordinated borrowings

The balance of subordinated borrowings in “Borrowed money” at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Subordinated borrowings	¥257,000	¥249,000

*14	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Subordinated bonds	¥2,195,130	¥2,216,743

*15	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥124,550	¥432,135

*16	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2019 and 2020 were as follows:

	Millions of yen
March 31	2019	2020
Guaranteed amount to privately-placed bonds	¥1,662,777	¥1,603,941

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2019 and 2020 included the following:

Year ended March 31, 2019	Millions of yen	Year ended March 31, 2020	Millions of yen
Gains on sales of stocks	¥ 134,748	Gains on sales of stocks	¥ 154,735

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2019 and 2020 included the following:

Year ended March 31, 2019	Millions of yen	Year ended March 31, 2020	Millions of yen
Salaries and related expenses	¥ 641,844	Salaries and related expenses	¥ 618,071
Research and development costs	167	Depreciation expense	180,765
		Research and development costs	77

*3	Other expenses

“Other expenses” for the fiscal years ended March 31, 2019 and 2020 included the following:

Year ended March 31, 2019	Millions of yen	Year ended March 31, 2020	Millions of yen
Write-off of loans	¥ 105,429	Write-off of loans	¥ 105,307
		Write-off of stocks and others	45,374

*4	Other extraordinary gains

“Other extraordinary gains” for the fiscal year ended March 31, 2019 and 2020 including the following gains:

Year ended March 31, 2019	Millions of yen	Year ended March 31, 2020	Millions of yen
Gains on step acquisitions	¥ 2,285	Gains on step acquisitions	¥ 22,040

*5	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following asset is recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal year ended March 31, 2019 and 2020.

Year ended March 31, 2019			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (14 items)	Land and buildings, etc.	¥205
	Idle assets (64 items)		2,335
Kinki area	Branches (7 items)	Land and buildings, etc.	77
	Idle assets (40 items)		2,139
Other	Branches (2 items)	Land and buildings, etc.	258
	Idle assets (19 items)		889
—	—	Intangible fixed assets	3,703

Year ended March 31, 2020			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (21 items)	Land and buildings, etc.	¥2,180
	Idle assets (87 items)		6,221
Kinki area	Branches (7 items)	Land and buildings, etc.	769
	Idle assets (57 items)		1,105
Other area in Japan	Branches (5 items)	Land and buildings, etc.	456
	Idle assets (20 items)		609
Americas	Lease assets for freight cars	Assets for rent	13,805
—	—	Goodwill and other intangible fixed assets	39,958

As for land and building, etc., at SMBC, a consolidated subsidiary of the Company, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of land and buildings, etc. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Assets for rent are grouped by type of freight cars. For the fiscal year ended March 31, 2020, the carrying amounts of some of the freight cars were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” as the invested amounts were considered not to be recoverable. The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 6%.

For goodwill and other intangible fixed assets, a consolidated subsidiary is the main unit of asset group. For the fiscal year ended March 31, 2020, SMBC Trust Bank Ltd. reviewed its future cash flows in view of the current market environment. As a result, all of the unamortized balance of goodwill and other intangible fixed assets at the end of the fiscal year ended March 31, 2020 were included in “Extraordinary losses” as “Losses on impairment of intangible fixed assets,” as the carrying amounts of the aforementioned assets associated with its PRESTIA business were considered not to be recoverable. The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 6%.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustment and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2019	2020
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥67,769	¥(203,676)
Reclassification adjustments	(142,464)	(211,281)

Before adjustments to tax effect	(74,694)	(414,958)
Tax effect	105,852	100,166

Net unrealized gains (losses) on other securities	31,157	(314,792)

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	381	128,887
Reclassification adjustments	40,513	110,070

Before adjustments to tax effect	40,895	238,957
Tax effect	(10,914)	(72,779)

Net deferred gains (losses) on hedges	29,981	166,177

Land revaluation excess:
Amount arising during the fiscal year	—	—
Reclassification adjustments	—	—

Before adjustments to tax effect	—	—
Tax effect	—	(39)

Land revaluation excess	—	(39)

Foreign currency translation adjustments:
Amount arising during the fiscal year	13,212	(74,067)
Reclassification adjustments	(2,815)	15

Before adjustments to tax effect	10,396	(74,052)
Tax effect	—	—

Foreign currency translation adjustments	10,396	(74,052)

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	(80,149)	(125,218)
Reclassification adjustments	(15,063)	5,429

Before adjustments to tax effect	(95,212)	(119,789)
Tax effect	29,682	35,369

Remeasurements of defined benefit plans	(65,530)	(84,420)

Share of other comprehensive income of affiliates:
Amount arising during the fiscal year	(22,857)	(42,843)
Reclassification adjustments	19,886	1,979

Before adjustments to tax effect	(2,970)	(40,864)
Tax effect	—	—

Share of other comprehensive income of affiliates	(2,970)	(40,864)

Total other comprehensive income	¥3,035	¥(347,990)

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2019

1. Type and number of shares issued and treasury stock

Year ended March 31, 2019	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,443,390	326,330	15,368,300	1,399,401,420	1,2

Total	1,414,443,390	326,330	15,368,300	1,399,401,420

Treasury stock
Common stock	3,884,968	15,390,528	15,474,578	3,800,918	3,4

Total	3,884,968	15,390,528	15,474,578	3,800,918

Notes:	1.	The increase of 326,330 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 15,368,300 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 15,390,528 shares in the number of treasury common stock comprises the increase of 22,228 shares due to purchase of fractional shares, and the increase of 15,368,300 shares due to purchase of treasury stock.
	4.	The decrease of 15,474,578 shares in the number of treasury common stock comprises the decrease of 106,278 shares due to sales of fractional shares as well as exercise of stock option, and the decrease of 15,368,300 shares due to cancellation of treasury stock.

2. Information on stock acquisition rights

Year ended March 31, 2019			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,539

Consolidated subsidiaries	—	—	—	—	—	—	2,210

Total							¥4,750

3. Information on dividends

(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥126,950	¥90	March 31, 2018		June 29, 2018
Meeting of the Board of Directors held on November 13, 2018	Common stock	118,626	85	September 30, 2018		December 4, 2018
(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥132,582	Retained earnings	¥95	March 31, 2019	June 28, 2019

Fiscal year ended March 31, 2020

1. Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2020	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,399,401,420	272,536	26,502,400	1,373,171,556	1,2

Total	1,399,401,420	272,536	26,502,400	1,373,171,556

Treasury stock
Common stock	3,800,918	26,525,707	26,681,582	3,645,043	3,4

Total	3,800,918	26,525,707	26,681,582	3,645,043

Notes:	1.	The increase of 272,536 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 26,502,400 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.

The increase of 26,525,707 shares in the number of treasury common stock comprises the increase of 23,307 shares due to purchase of fractional shares, and the increase of 26,502,400 shares due to purchase of treasury stock.

	4.

The decrease of 26,681,582 shares in the number of treasury common stock comprises the decrease of 179,182 shares due to sales of fractional shares as well as exercise of stock option, and the decrease of 26,502,400 shares due to cancellation of treasury stock.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
Year ended March 31, 2020	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥ 2,064

Total							¥ 2,064

3. Information on dividends

(1) Dividends paid in the fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥132,582	¥95	March 31, 2019		June 28, 2019
Meeting of the Board of Directors held on November 12, 2019	Common stock	123,252	90	September 30, 2019		December 3, 2019
(2) Dividends to be paid in the next fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥136,952	Retained earnings	¥100	March 31, 2020	June 29, 2020

(Notes to consolidated statements of cash flows)

*1	Reconciliation of balance of “Cash and cash equivalents” at the end of the fiscal year and the amounts of items stated in the consolidated balance sheet

	Millions of yen
Year ended March 31	2019	2020
Cash and due from banks	¥57,411,276	¥61,768,573

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(4,290,312)	(5,670,766)

Cash and cash equivalents	¥53,120,963	¥56,097,807

*2	The major components of assets and liabilities for the companies newly consolidated by stock acquisition and for other reasons

The major components of assets and liabilities at the commencement of consolidation due to consolidation of PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”) and 1 other company by SMBC’s stock acquisition and the relation between the acquisition cost of the shares and expenditure to acquire were as follows:

Year ended March 31, 2019	Millions of yen
Assets	¥837,523
Loans and bills discounted	522,918
Liabilities	(643,346)
Deposits	(538,529)
Foreign currency translation adjustments	5,049
Stock acquisition rights	(2,141)
Non-controlling interests	(12,402)
Goodwill	4,707

Acquisition cost of 2 companies	189,390
Cash and cash equivalents included in acquired assets of 2 companies	(54,182)
Fair value of BTPN’s common stocks immediately prior to the business combination	(78,025)

Expenditure for acquisition of 2 companies	¥57,182

*3	The major components of assets and liabilities of companies which were excluded from the scope of consolidation by sale of the shares

The major components of assets and liabilities of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and 184 other companies which were excluded from the scope of consolidation due to the partial sale of SMFL’s stock by the Company and the relation between the selling price of the shares and the income for sales were as follows:

Year ended March 31, 2019	Millions of yen
Assets	¥6,154,253
Lease receivables and investment assets	2,157,141
Tangible fixed assets	2,267,524
Liabilities	(5,435,353)
Borrowed money	(3,101,458)
Non-controlling interests	(258,602)
Investment account after sales of stocks	(301,028)
Gains (losses) on sales of stocks	17,014

Selling price of 185 companies	176,284
Cash and cash equivalents included in disposed assets of 185 companies	(1,582)

Income for sales of 185 companies	¥174,702

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in 4. Accounting policies (4) Depreciation.

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2019	2020
Lease receivables	¥269,214	¥258,052
Residual value	65,094	47,285
Unearned interest income	(86,474)	(85,604)

Total	¥247,835	¥219,733

2)	The scheduled collections of lease payments receivable related to lease investment assets are as follows:

March 31	Millions of yen
	2019	2020
Within 1 year	¥43,411	¥26,938
More than 1 year to 2 years	24,003	26,318
More than 2 years to 3 years	21,214	23,880
More than 3 years to 4 years	20,682	16,453
More than 4 years to 5 years	13,813	13,612
More than 5 years	146,089	150,848

Total	¥269,214	¥258,052

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the fiscal years ended March 31, 2019 was ¥1,332 million more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2019	2020
Due within 1 year	¥44,385	¥42,384
Due after 1 year	271,612	247,206

Total	¥315,997	¥289,591

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2019	2020
Due within 1 year	¥35,936	¥31,498
Due after 1 year	85,242	72,655

Total	¥121,178	¥104,154

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (derivative transactions for both ALM and trading purposes are undertaken by the Asia and Oceania Treasury Dept. in Asia and Oceania region, and are undertaken by the East Asia Treasury Dept. in East Asia region).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clause specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Notes to significant accounting policies for preparing consolidated financial statements), 4. Accounting policies, (16) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

The Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. The Company regularly monitors compliance with these guidelines.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

•	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the group-wide basic policies for risk management decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the core bank of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Audit Committee and other concerned committees and departments.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2020, total VaR of SMBC and its major consolidated subsidiaries was ¥50.5 billion for the banking activities, ¥16.2 billion for the trading activities and ¥942.4 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Fair value of financial instruments

(1)	“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2019 and 2020 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *1	¥57,404,619	¥57,414,384	¥9,765
2)	Call loans and bills bought *1	2,463,660	2,466,418	2,757
3)	Receivables under resale agreements	6,429,365	6,429,231	(133)
4)	Receivables under securities borrowing transactions *1	4,097,238	4,097,502	263
5)	Monetary claims bought *1	4,591,920	4,609,409	17,489
6)	Trading assets
	Securities classified as trading purposes	2,755,519	2,755,519	—
7)	Money held in trust	390	390	—
8)	Securities
	Bonds classified as held-to-maturity	280,247	281,136	888
	Other securities	22,696,091	22,696,091	—
9)	Loans and bills discounted	77,979,190
	Reserve for possible loan losses *1	(301,809)

		77,677,380	79,713,860	2,036,479

10)	Foreign exchanges *1	1,717,469	1,720,319	2,850
11)	Lease receivables and investment assets *1	247,550	242,941	(4,609)

	Total assets	¥180,361,453	¥182,427,205	¥2,065,752

1)	Deposits	¥122,325,038	¥122,320,963	¥(4,074)
2)	Negotiable certificates of deposit	11,165,486	11,170,627	5,140
3)	Call money and bills sold	1,307,778	1,307,710	(68)
4)	Payables under repurchase agreements	11,462,559	11,462,559	—
5)	Payables under securities lending transactions	1,812,820	1,812,820	—
6)	Commercial paper	2,291,813	2,291,785	(27)
7)	Trading liabilities
	Trading securities sold for short sales	1,992,314	1,992,314	—
8)	Borrowed money	10,656,897	10,706,117	49,219
9)	Foreign exchanges	1,165,141	1,165,141	—
10)	Short-term bonds	84,500	84,500	—
11)	Bonds	9,227,367	9,387,562	160,195
12)	Due to trust account	1,352,773	1,354,823	2,050

	Total liabilities	¥174,844,490	¥175,056,926	¥212,435

	Derivative transactions *2
	Hedge accounting not applied	¥391,707	¥391,707	¥—
	Hedge accounting applied	[45,676]	[45,676]	—

	Total	¥346,030	¥346,030	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *1	¥61,763,910	¥61,765,323	¥1,412
2)	Call loans and bills bought *1	894,743	896,463	1,720
3)	Receivables under resale agreements	8,753,816	8,753,505	(311)
4)	Receivables under securities borrowing transactions *1	5,005,089	5,005,125	36
5)	Monetary claims bought *1	4,556,779	4,588,270	31,490
6)	Trading assets
	Securities classified as trading purposes	2,752,881	2,752,881	—
7)	Money held in trust	353	353	—
8)	Securities
	Bonds classified as held-to-maturity	282,379	282,519	140
	Other securities	25,484,707	25,484,707	—
9)	Loans and bills discounted	82,517,609
	Reserve for possible loan losses *1	(301,752)

		82,215,856	84,118,833	1,902,976

10)	Foreign exchanges *1	2,060,975	2,063,721	2,745
11)	Lease receivables and investment assets *1	219,548	218,858	(690)

	Total assets	¥193,991,042	¥195,930,563	¥1,939,520

1)	Deposits	¥127,042,217	¥127,049,743	¥7,526
2)	Negotiable certificates of deposit	10,180,435	10,187,496	7,060
3)	Call money and bills sold	3,740,539	3,740,628	88
4)	Payables under repurchase agreements	13,237,913	13,237,913	—
5)	Payables under securities lending transactions	2,385,607	2,385,607	—
6)	Commercial paper	1,409,249	1,409,249	—
7)	Trading liabilities
	Trading securities sold for short sales	2,012,475	2,012,475	—
8)	Borrowed money	15,210,894	15,254,734	43,839
9)	Foreign exchanges	1,461,308	1,461,308	—
10)	Short-term bonds	379,000	379,000	—
11)	Bonds	9,235,639	9,360,807	125,167
12)	Due to trust account	1,811,355	1,824,319	12,964

	Total liabilities	¥188,106,637	¥188,303,284	¥196,647

	Derivative transactions *2
	Hedge accounting not applied	¥517,570	¥517,570	¥—
	Hedge accounting applied	294,816	294,816	—

	Total	¥812,386	¥812,386	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1)

Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity. The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. For certain type of instruments, however, fair values are based on either the amount calculated in accordance with the price quoted by industry associations, etc., or the present value of future cash flows calculated by using the rate derived from the published yield data, etc.

7)	Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
March 31	2019	2020
Securities:
Unlisted stocks, etc. *1*3	¥170,572	¥174,347
Investments in partnership, etc. *2*3	215,245	242,674

Total	¥385,817	¥417,022

*1	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*2

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

*3	Unlisted stocks and investments in partnership totaling ¥9,669 million and ¥22,903 million were written-off in the fiscal year ended March 31, 2019 and 2020, respectively.

(4)	Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2019	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥56,196,163	¥142,027	¥8,980	¥1,125
Call loans and bills bought	2,416,537	49,206	—	—
Receivables under resale agreements	6,169,917	72,150	—	—
Receivables under securities borrowing transactions	4,097,473	—	—	—
Monetary claims bought	3,587,450	514,675	161,745	286,006
Securities*1	3,857,187	8,960,637	3,667,235	2,116,326
Bonds classified as held-to-maturity	20,000	260,000	—	—
Japanese government bonds	20,000	260,000	—	—
Japanese local government bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	3,837,187	8,700,637	3,667,235	2,116,326
Japanese government bonds	1,217,500	4,080,400	520,900	335,700
Japanese local government bonds	—	11,072	87,188	7
Japanese corporate bonds	292,202	1,200,987	840,586	273,372
Other	2,327,484	3,408,177	2,218,560	1,507,246
Loans and bills discounted*1*2	19,029,803	32,387,618	13,497,696	6,642,339
Foreign exchanges*1	1,703,142	15,882	—	—
Lease receivables and investment assets	38,813	55,765	23,295	64,866

Total	¥97,096,488	¥42,197,963	¥17,358,954	¥9,110,664

*1

The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Securities: ¥12,958 million, Loans and bills discounted: ¥417,829 million, Foreign exchanges: ¥378 million.

*2	“Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥6,000,359 million at March 31, 2019.

	Millions of yen
March 31, 2020	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥60,891,144	¥26,083	¥5,413	¥906
Call loans and bills bought	853,031	43,708	—	—
Receivables under resale agreements	8,427,511	65,286	—	—
Receivables under securities borrowing transactions	5,000,653	4,450	—	—
Monetary claims bought*1	3,310,435	735,646	163,273	295,468
Securities	6,702,393	7,787,784	3,250,285	4,241,524
Bonds classified as held-to-maturity	260,000	—	22,300	—
Japanese government bonds	260,000	—	—	—
Japanese local government bonds	—	—	22,300	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	6,442,393	7,787,784	3,227,985	4,241,524
Japanese government bonds	3,388,590	2,780,300	450,200	413,700
Japanese local government bonds	2,912	45,000	179,449	12,775
Japanese corporate bonds	316,475	1,123,144	814,564	449,623
Other	2,734,414	3,839,340	1,783,771	3,365,426
Loans and bills discounted*1*2	20,530,820	34,431,806	13,516,514	6,514,499
Foreign exchanges*1	2,057,021	2,911	—	—
Lease receivables and investment assets	21,006	58,938	26,716	65,787

Total	¥107,794,017	¥43,156,614	¥16,962,203	¥11,118,187

*1

The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥292 million, Loans and bills discounted: ¥339,003 million, Foreign exchanges: ¥3,351 million.

*2	“Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥7,182,191 million at March 31, 2020.

(5)	Redemption schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2019	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥118,166,614	¥3,495,841	¥182,195	¥480,387
Negotiable certificates of deposit	10,605,811	559,675	—	—
Call money and bills sold	1,307,778	—	—	—
Payables under repurchase agreements	11,443,460	—	—	—
Payables under securities lending transactions	1,812,820	—	—	—
Commercial paper	2,291,813	—	—	—
Borrowed money	8,430,682	1,086,996	765,268	373,949
Foreign exchanges	1,165,141	—	—	—
Short-term bonds	84,500	—	—	—
Bonds	1,087,139	4,240,236	2,833,135	1,067,400
Due to trust account	1,228,223	124,550	—	—

Total	¥157,623,985	¥9,507,299	¥3,780,600	¥1,921,736

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

	Millions of yen
March 31, 2020	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥123,191,393	¥3,269,858	¥158,359	¥422,607
Negotiable certificates of deposit	9,488,288	692,146	—	—
Call money and bills sold	3,740,539	—	—	—
Payables under repurchase agreements	13,219,904	—	—	—
Payables under securities lending transactions	2,385,607	—	—	—
Commercial paper	1,409,249	—	—	—
Borrowed money	10,116,503	4,185,181	637,820	271,389
Foreign exchanges	1,461,308	—	—	—
Short-term bonds	379,000	—	—	—
Bonds	1,311,716	3,876,955	3,016,822	1,030,816
Due to trust account	1,379,220	282,735	149,400	—

Total	¥168,082,732	¥12,306,877	¥3,962,402	¥1,724,812

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2019	2020
Valuation gains (losses) included in the earnings for the fiscal year	¥ 20,551	¥(27,480)

2.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥280,247	¥281,136	¥888
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	280,247	281,136	888

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥280,247	¥281,136	¥888

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥260,079	¥260,286	¥206
	Japanese local government bonds	2,000	2,001	1
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	262,079	262,287	208

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	20,300	20,232	(67)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	20,300	20,232	—

Total		¥282,379	¥282,519	¥140

3.	Other securities

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,175,611	¥1,242,178	¥1,933,433
	Bonds	8,094,287	8,031,868	62,419
	Japanese government bonds	5,547,344	5,523,497	23,847
	Japanese local government bonds	89,608	88,868	740
	Japanese corporate bonds	2,457,334	2,419,502	37,831
	Other	5,885,370	5,398,325	487,045

	Subtotal	17,155,270	14,672,372	2,482,898

Other securities with unrealized losses:	Stocks	171,965	202,460	(30,495)
	Bonds	889,443	891,497	(2,053)
	Japanese government bonds	686,982	687,573	(591)
	Japanese local government bonds	9,555	9,560	(4)
	Japanese corporate bonds	192,906	194,363	(1,457)
	Other	5,198,045	5,327,052	(129,007)

	Subtotal	6,259,454	6,421,010	(161,555)

Total		¥23,414,725	¥21,093,383	¥2,321,342

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥12,777 million for the fiscal year ended March 31, 2019 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2019	Millions of yen
Stocks	¥139,051
Other	246,765

Total	¥385,817

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,372,608	¥1,038,349	¥1,334,258
	Bonds	5,197,614	5,159,687	37,927
	Japanese government bonds	2,871,225	2,865,395	5,829
	Japanese local government bonds	76,337	75,981	356
	Japanese corporate bonds	2,250,052	2,218,310	31,741
	Other	10,655,671	9,934,324	721,347

	Subtotal	18,225,894	16,132,361	2,093,533

Other securities with unrealized losses:	Stocks	222,431	287,126	(64,694)
	Bonds	4,869,781	4,886,191	(16,410)
	Japanese government bonds	4,216,709	4,229,667	(12,957)
	Japanese local government bonds	164,044	164,575	(530)
	Japanese corporate bonds	489,027	491,949	(2,921)
	Other	2,914,076	3,034,175	(120,098)

	Subtotal	8,006,289	8,207,493	(201,204)

Total		¥26,232,183	¥24,339,854	¥1,892,329

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥26,403 million for the fiscal year ended March 31, 2020 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2020	Millions of yen
Stocks	¥141,767
Other	275,254

Total	¥417,022

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Fiscal year ended March 31, 2020

There are no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2019	Sales amount	Gains on sales	Losses on sales
Stocks	¥206,738	¥96,067	¥(1,139)
Bonds	8,071,326	11,418	(2,154)
Japanese government bonds	7,797,751	10,798	(2,065)
Japanese local government bonds	80,253	67	(71)
Japanese corporate bonds	193,321	551	(17)
Other	9,588,573	48,653	(36,968)

Total	¥17,866,638	¥156,140	¥(40,262)

	Millions of yen
Year ended March 31, 2020	Sales amount	Gains on sales	Losses on sales
Stocks	¥205,299	¥115,228	¥(11,013)
Bonds	8,380,330	26,478	(4,384)
Japanese government bonds	8,036,803	25,415	(4,349)
Japanese local government bonds	92,994	295	(34)
Japanese corporate bonds	250,532	766	(0)
Other	14,797,180	120,696	(33,219)

Total	¥23,382,810	¥262,403	¥(48,617)

6.	Change of classification of securities

Fiscal year ended March 31, 2019

There are no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2020

There are no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2019 and 2020 were ¥9,013 million and ¥23,000 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as trading purposes

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Fiscal year ended March 31, 2020

There are no corresponding transactions.

2.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Fiscal year ended March 31, 2020

There are no corresponding transactions.

3.    Other money held in trust

March 31, 2019	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥390	¥390	—

March 31, 2020	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥353	¥353	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2019	Millions of yen
Net unrealized gains (losses)	¥2,333,619
Other securities	2,333,619
Other money held in trust	—
(-) Deferred tax liabilities	553,246

Net unrealized gains (losses) on other securities (before following adjustments)	1,780,372

(-) Non-controlling interests	102,611
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	11,090

Net unrealized gains (losses) on other securities	¥1,688,852

Notes:	1.	Net unrealized losses of ¥12,277 million for the fiscal year ended March 31, 2019 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

March 31, 2020	Millions of yen
Net unrealized gains (losses)	¥1,918,660
Other securities	1,918,660
Other money held in trust	—
(-) Deferred tax liabilities	453,080

Net unrealized gains (losses) on other securities (before following adjustments)	1,465,580

(-) Non-controlling interests	103,969
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	9,795

Net unrealized gains (losses) on other securities	¥1,371,407

Notes:	1.	Net unrealized losses of ¥26,403 million for the fiscal year ended March 31, 2020 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.
	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2019	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥30,533,013	¥3,061,730	¥(16,015)	¥(16,015)
Bought	28,898,271	5,902,494	16,633	16,633
Interest rate options:
Sold	3,452,722	3,286,192	(1,929)	(1,929)
Bought	130,788,808	65,425,283	24,009	24,009
Over-the-counter
Forward rate agreements:
Sold	26,319,818	1,420,320	12,029	12,029
Bought	28,150,897	1,305,595	(12,572)	(12,572)
Interest rate swaps:	444,871,798	354,014,671	294,408	294,408
Receivable fixed rate/payable floating rate	197,044,427	156,309,066	2,831,588	2,831,588
Receivable floating rate/payable fixed rate	189,646,811	153,321,990	(2,545,878)	(2,545,878)
Receivable floating rate/payable floating rate	58,102,014	44,309,569	(156)	(156)
Interest rate swaptions:
Sold	6,329,197	3,871,862	(39,722)	(39,722)
Bought	5,706,918	3,485,353	39,242	39,242
Caps:
Sold	48,034,687	31,841,749	(57,898)	(57,898)
Bought	11,030,207	7,991,304	6,571	6,571
Floors:
Sold	939,796	767,715	(3,380)	(3,380)
Bought	1,253,804	776,639	4,160	4,160
Other:
Sold	1,519,045	772,769	(3,053)	(3,053)
Bought	7,769,837	6,281,874	31,891	31,891

Total	/	/	¥294,374	¥294,374

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2020	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥21,076,337	¥4,765,699	¥(27,290)	¥(27,290)
Bought	14,737,369	2,199,856	27,550	27,550
Interest rate options:
Sold	6,750,245	4,521,273	(11,465)	(11,465)
Bought	158,524,331	67,831,291	48,263	48,263
Over-the-counter
Forward rate agreements:
Sold	62,823,188	4,805,635	132,247	132,247
Bought	61,810,031	3,914,222	(132,242)	(132,242)
Interest rate swaps:	466,801,624	363,010,583	571,893	571,893
Receivable fixed rate/payable floating rate	204,935,762	162,453,955	9,871,580	9,871,580
Receivable floating rate/payable fixed rate	199,732,233	157,519,483	(9,312,725)	(9,312,725)
Receivable floating rate/payable floating rate	62,049,122	42,972,238	4,408	4,408
Interest rate swaptions:
Sold	7,216,094	3,744,854	5,054	5,054
Bought	6,612,746	3,503,884	(22,405)	(22,405)
Caps:
Sold	58,316,271	35,057,852	(27,575)	(27,575)
Bought	13,991,264	9,813,927	689	689
Floors:
Sold	3,427,268	3,271,036	(34,570)	(34,570)
Bought	2,001,857	1,816,324	21,728	21,728
Other:
Sold	1,723,114	1,045,482	(2,327)	(2,327)
Bought	6,906,532	4,948,922	74,235	74,235

Total	/	/	¥623,785	¥623,785

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2) Currency derivatives

March 31, 2019	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,833	¥—	¥21	¥21
Bought	1,109	—	0	0
Over-the-counter
Currency swaps	46,383,650	34,753,013	82,884	76,881
Currency swaptions:
Sold	341,280	256,973	(628)	(628)
Bought	817,560	708,288	1,484	1,484
Forward foreign exchange	81,510,434	11,113,122	24,012	24,012
Currency options:
Sold	3,031,324	1,496,970	(62,269)	(62,269)
Bought	2,676,865	1,186,165	67,564	67,564

Total	/	/	¥113,069	¥107,066

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

March 31, 2020	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥4,500	¥—	¥(7)	¥(7)
Bought	—	—	—	—
Over-the-counter
Currency swaps	55,227,153	41,204,948	(116,557)	(97,022)
Currency swaptions:
Sold	229,152	45,273	(429)	(429)
Bought	789,974	577,080	1,766	1,766
Forward foreign exchange	80,636,837	10,126,712	(1,771)	(1,771)
Currency options:
Sold	3,622,112	1,493,867	(115,008)	(115,008)
Bought	3,258,083	1,206,448	120,743	120,743

Total	/	/	¥(111,265)	¥(91,729)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥635,249	¥28,221	¥3,170	¥3,170
Bought	295,976	15,021	(1,081)	(1,081)
Equity price index options:
Sold	682,846	350,760	(56,853)	(56,853)
Bought	576,496	317,636	29,383	29,383
Over-the-counter
Equity options:
Sold	401,236	290,126	(25,905)	(25,905)
Bought	320,518	242,408	24,375	24,375
Equity index forward contracts:
Sold	—	—	—	—
Bought	8,094	115	554	554
Equity price index swaps:
Receivable equity index/payable short-term floating rate	67,491	43,666	(8,214)	(8,214)
Receivable short-term floating rate/payable equity index	254,937	177,164	21,736	21,736

Total	/	/	¥(12,835)	¥(12,835)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥683,868	¥3,250	¥(7,234)	¥(7,234)
Bought	470,636	30,247	1,286	1,286
Equity price index options:
Sold	625,316	253,364	(69,629)	(69,629)
Bought	476,035	197,739	31,351	31,351
Over-the-counter
Equity options:
Sold	342,896	52,544	(30,674)	(30,674)
Bought	312,867	38,253	32,382	32,382
Equity index forward contracts:
Sold	—	—	—	—
Bought	2,614	28	448	448
Equity price index swaps:
Receivable equity index/payable short-term floating rate	58,774	31,271	(18,606)	(18,606)
Receivable short-term floating rate/payable equity index	268,608	151,227	51,513	51,513

Total	/	/	¥(9,162)	¥(9,162)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,145,140	¥—	¥(298,956)	¥(28,956)
Bought	1,755,892	—	26,722	26,722
Bond futures options:
Sold	446,325	—	(662)	(662)
Bought	45,285	—	120	120
Over-the-counter
Bond forward contract:
Sold	1,328	—	2	2
Bought	—	—	—	—
Bond options:
Sold	505,303	—	(1,887)	(1,887)
Bought	595,039	83,476	853	853

Total	/	/	¥(3,805)	¥(3,805)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,098,669	¥—	¥(15,128)	¥(15,128)
Bought	1,137,437	—	16,168	16,168
Bond futures options:
Sold	3,000	—	2	2
Bought	2,992	—	10	10
Over-the-counter
Bond forward contract:
Sold	499	—	0	0
Bought	—	—	—	—
Bond options:
Sold	298,310	—	(119)	(119)
Bought	371,168	71,357	8,240	8,240

Total	/	/	¥9,174	¥9,174

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5) Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,158	¥—	¥326	¥326
Bought	14,664	—	(296)	(296)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	91,437	42,874	(1,163)	(1,163)
Receivable floating price/payable fixed price	89,660	41,086	3,089	3,089
Receivable floating price/payable floating price	2,018	1,461	(10)	(10)
Commodity options:
Sold	7,918	2,678	(401)	(401)
Bought	5,796	778	12	12

Total	/	/	¥1,556	¥1,556

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Commodity futures:
Sold	¥3,090	¥—	¥171	¥171
Bought	4,044	—	(379)	(379)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	80,464	47,610	18,209	18,209
Receivable floating price/payable fixed price	76,311	44,804	(15,201)	(15,201)
Receivable floating price/payable floating price	1,363	1,347	0	0
Commodity options:
Sold	3,153	2,199	(529)	(529)
Bought	1,307	532	(89)	(89)

Total	/	/	¥2,181	¥2,181

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥692,851	¥639,636	¥6,303	¥6,303
Bought	811,914	713,858	(6,955)	(6,955)

Total	/	/	¥(651)	¥(651)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,010,046	¥871,799	¥(10,922)	¥(10,922)
Bought	1,173,724	1,012,367	13,779	13,779

Total	/	/	¥2,856	¥2,856

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2.	Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥2,220,000	¥2,220,000	¥(149)
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		33,822,621	30,249,753	252,739
	Receivable floating rate/payable fixed rate		15,191,315	13,130,451	(282,377)
	Interest rate swaptions:
	Sold		157,065	157,065	3,441
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		301,178	291,450	(3,274)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		68,690	66,690	(Note 3)

	Total		/	/	¥(29,620)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant hedged items such as borrowed money disclosed in “(Notes to financial instruments) 2. Fair value of financial instruments”.

March 31, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥435,240	¥—	¥43
	Bought		1,142,505	—	269
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		36,700,930	28,992,026	697,034
	Receivable floating rate/payable fixed rate		14,785,349	13,677,981	(507,233)
	Interest rate swaptions:
	Sold		151,789	151,789	26,130
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		409,908	390,290	(13,781)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		71,880	55,700	(Note 3)

	Total		/	/	¥202,463

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments.”

(2) Currency derivatives

March 31, 2019	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥7,828,136	¥5,000,432	¥(22,720)
	Forward foreign exchange		2,772	—	(218)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	186,032	131,640	5,056

	Total		/	/	¥(17,882)

      Notes:  1.   The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

March 31, 2020	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥9,966,619	¥5,490,043	¥64,752
	Forward foreign exchange		39,426	—	723

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	254,494	208,359	18,015

	Total		/	/	¥83,491

      Notes:  1.   The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

(3) Equity derivatives

March 31, 2019	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		48,510	48,510	1,826

	Total		/	/	¥1,826

Note: Fair value is calculated using discounted present value.

March 31, 2020	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contact amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		41,556	41,556	8,861

	Total		/	/	¥8,861

Note: Fair value is calculated using discounted present value.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2019	2020
Beginning balance of projected benefit obligation	¥1,125,746	¥1,123,760
Service cost	38,597	37,323
Interest cost on projected benefit obligation	5,946	4,098
Unrecognized net actuarial gain or loss incurred	31,582	13,225
Payments of retirement benefits	(55,656)	(55,337)
Unrecognized prior service cost	96	—
Net change as a result of business combinations	(22,529)	1,227
Other	(22)	(318)

Ending balance of projected benefit obligation	¥1,123,760	¥1,123,979

(2)	Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2019	2020
Beginning balance of plan assets	¥1,469,182	¥1,421,378
Expected return on plan assets	43,473	42,510
Unrecognized net actuarial gain or loss incurred	(48,332)	(112,013)
Contributions by the employer	15,746	13,108
Payments of retirement benefits	(42,816)	(43,656)
Net change as a result of business combinations	(14,348)	—
Other	(1,525)	(2,551)

Ending balance of plan assets	¥1,421,378	¥1,318,775

(3)   Reconciliation of the projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2019	2020
Funded projected benefit obligation	¥(1,099,416)	¥(1,096,602)
Plan assets	1,421,378	1,318,775

	321,961	222,172
Unfunded projected benefit obligation	(24,343)	(27,376)

Net amount of asset and liability reported on the consolidated balance sheet	¥297,617	¥194,795

	Millions of yen
March 31	2019	2020
Net defined benefit asset	¥329,434	¥230,573
Net defined benefit liability	(31,816)	(35,777)

Net amount of asset and liability reported on the consolidated balance sheet	¥297,617	¥194,795

(4)	Pension expenses

	Millions of yen
Year ended March 31	2019	2020
Service cost	¥38,597	¥37,323
Interest cost on projected benefit obligation	5,946	4,098
Expected return on plan assets	(43,473)	(42,510)
Amortization of unrecognized net actuarial gain or loss	(15,100)	5,569
Amortization of unrecognized prior service cost	(131)	(140)
Other (nonrecurring additional retirement allowance paid and other)	6,300	7,521

Pension expenses	¥(7,861)	¥11,861

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are included in “Service cost.”

(5)	Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
Year ended March 31	2019	2020
Prior service cost	¥227	¥140
Net actuarial gain or loss	94,984	119,648

Total	¥95,212	¥119,789

(6)	Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
March 31	2019	2020
Unrecognized prior service cost	¥(300)	¥(159)
Unrecognized net actuarial gain or loss	8,596	128,245

Total	¥8,295	¥128,085

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets is as follows:

March 31	2019	2020
Stocks	58.7%	56.3%
Bonds	17.8%	15.1%
General account of life insurance	2.8%	3.0%
Other	20.7%	25.6%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 36.3% and 35.5% of the total plan assets at March 31, 2019 and 2020, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses are as follows:

1)	Discount rate

Year ended March 31, 2019	Percentages	Year ended March 31, 2020	Percentages
Domestic consolidated subsidiaries	(0.1)% to 0.8%	Domestic consolidated subsidiaries	0.3% to 0.8%
Overseas consolidated subsidiaries	2.4% to 9.0%	Overseas consolidated subsidiaries	2.3% to 8.3%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2019	Percentages	Year ended March 31, 2020	Percentages
Domestic consolidated subsidiaries	0% to 4.0%	Domestic consolidated subsidiaries	0% to 4.0%
Overseas consolidated subsidiaries	2.4% to 9.0%	Overseas consolidated subsidiaries	2.3% to 8.3%

3. Defined contribution plan

Fiscal year ended March 31, 2019

The amount required to be contributed by the consolidated subsidiaries is ¥11,500 million.

Fiscal year ended March 31, 2020

The amount required to be contributed by the consolidated subsidiaries is ¥11,122 million.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the fiscal years ended March 31, 2019 and 2020 are as follows:

	Millions of yen
Year ended March 31	2019	2020
General and administrative expenses	¥29	¥7

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the fiscal years ended March 31, 2019 and 2020 are as follows:

	Millions of yen
Year ended March 31	2019	2020
Other income	¥—	¥1,610

3. Outline of stock options and changes

The Company

(1)    Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*	Common shares 121,900	Common shares 132,400	Common shares 201,200

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*	Number of stock options is converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	7,200	13,600	65,400	42,700	59,400	91,200	121,300
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	2,000	7,200	7,100	3,500	17,300	13,500	18,500
Outstanding	5,200	6,400	58,300	39,200	42,100	77,700	102,800
After vested
Previous fiscal year-end	59,700	173,600	161,000	33,300	32,000	14,400	24,600
Vested	2,000	7,200	7,100	3,500	17,300	13,500	18,500
Exercised	17,000	47,800	38,500	9,900	21,500	14,800	27,400
Forfeited	—	—	—	—	—	—	—
Exercisable	44,700	133,000	129,600	26,900	27,800	13,100	15,700

* Number of stock options has been converted and stated as number of shares.

2)    Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	3,263	3,452	3,601	3,318	3,856	4,002	3,739
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904	2,811

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

PT Bank BTPN Tbk, a consolidated subsidiary of the Company

(1)    Outline of stock options

Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Title and number of grantees	Executives 16 Employees 309	Executive 1 Employees 4	Employees 332
Number of stock options*	Common shares 141,575,000	Common shares 10,500,000	Common shares 56,645,000
Grant date	April 15, 2015	October 10, 2016	September 21, 2016
Condition for vesting	In service at the time of exercise	In service at the time of exercise	In service at the time of exercise
Requisite service period	No provisions	No provisions	No provisions
Exercise period	30 days from May 1, 2017 30 days from November 6, 2017 30 days from May 7, 2018 30 days from November 5, 2018 30 days from May 6, 2019 30 days from December 2, 2019	30 days from May 1, 2017 30 days from November 6, 2017 30 days from May 7, 2018 30 days from November 5, 2018 30 days from May 6, 2019 30 days from December 2, 2019	30 days from May 28, 2018 30 days from December 17, 2018 30 days from May 28, 2019 30 days from December 19, 2019 30 days from June 1, 2020 30 days from December 17, 2020

* Number of stock options is converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

Number of stock options
Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Before vested
Previous fiscal year-end	83,240,000	9,600,000	37,896,500
Granted	—	—	—
Forfeited	83,240,000	9,600,000	37,896,500
Vested	—	—	—
Outstanding	—	—	—
After vested
Previous fiscal year-end	—	—	—
Vested	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	—	—	—

* Number of stock options has been converted and stated as number of shares.

2)    Price information

	IDR
Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Exercise price (IDR)	4,000.00	4,000.00	2,617.00
Average exercise price (IDR)	—	—	—
Fair value at the grant date (IDR).	1,408.90	1,408.90	712.81

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2019	Millions of yen	March 31, 2020	Millions of yen
Deferred tax assets:		Deferred tax assets:
Reserve for possible loan losses and write-off of loans	¥181,930	Reserve for possible loan losses and write-off of loans	¥209,156
Net operating loss carryforwards*2	210,814	Net operating loss carryforwards*2	177,351
Securities	147,466	Securities	146,854
Reserve for losses on interest repayment	45,195	Reserve for losses on interest repayment	43,753
Accumulated remeasurements of defined benefit plans	2,785	Accumulated remeasurements of defined benefit plans	39,818
Other	185,582	Other	164,543

Subtotal	773,774	Subtotal	781,478
Valuation allowance for net operating loss carryforwards*2	(166,296)	Valuation allowance for net operating loss carryforwards*2	(116,002)
Valuation allowance for total amount of deductible temporary differences etc.	(200,111)	Valuation allowance for total amount of deductible temporary differences etc.	(192,146)

Valuation allowance subtotal*1	(366,407)	Valuation allowance subtotal*1	(308,148)

Total deferred tax assets	407,367	Total deferred tax assets	473,329
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(551,785)	Net unrealized gains on other securities	(445,574)
Net deferred gains (losses) on hedge	—	Net deferred gains (losses) on hedge	(57,250)
Depreciation	(44,994)	Depreciation	(52,125)
Other	(148,562)	Other	(149,449)

Total deferred tax liabilities	(745,341)	Total deferred tax liabilities	(704,399)

Net deferred tax assets (liabilities)	¥(337,974)	Net deferred tax assets (liabilities)	¥(231,070)

*1

The change of valuation allowance is mainly due to utilization of net operating loss carryforwards and a decrease in valuation allowance due to the judgement of recoverability of deferred tax assets from expected future taxable income at SMBC Consumer Finance Co., Ltd.

*2	Net operating loss carryforwards and the amount of its deferred tax assets by expiry date.

	Millions of yen
March 31, 2019	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥41,259	¥105,321	¥23,043	¥41,190	¥210,814
Valuation allowance	(40,810)	(102,113)	(22,063)	(1,308)	(166,296)
Deferred tax assets	10,044	3,207	979	39,881	44,517
* Net operating loss carryforwards is multiplied by statutory tax rate.
	Millions of yen
March 31, 2020	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥68,777	¥37,998	¥20,754	¥49,821	¥177,351
Valuation allowance	(58,773)	(37,271)	(18,714)	(1,282)	(116,002)
Deferred tax assets	448	727	2,040	48,538	61,349

* Net operating loss carryforwards is multiplied by statutory tax rate.

2.	Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2019	Percentages	March 31, 2020	Percentages
Statutory tax rate	¥30.62%	Statutory tax rate	¥30.62%
Dividends exempted for income tax purposes	(3.57)	Valuation allowance	(8.36)
Equity in gains of affiliates	(1.67)	Equity in gains of affiliates	(1.93)
Difference between the Company and overseas consolidated subsidiaries	(1.62)	Dividends exempted for income tax purposes	(1.05)
Expired loss carryforwards	4.27	Difference of the scope of taxable income between corporate income tax and enterprise income tax	(1.00)
Valuation allowance	2.39	Other	0.59
Other	(0.92)	Effective income tax rate	18.87%
Effective income tax rate	29.50%

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2019

There is no significant information to be disclosed.

Fiscal year ended March 31, 2020

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2019

There is no significant information to be disclosed.

Fiscal year ended March 31, 2020

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows;

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise
Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise
International Business Unit:	Business to deal with international (including Japanese) corporate customers
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥784,886	¥1,281,574	¥689,603	¥333,572	¥(243,457)	¥2,846,178
Expenses	(345,133)	(1,021,383)	(333,382)	(54,239)	39,087	(1,715,050)
Others	45,109	14,445	38,911	19,127	(56,447)	61,145

Consolidated net business profit	¥484,862	¥274,637	¥395,131	¥298,460	¥(260,818)	¥1,192,273

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.

Income (loss) of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) for the period from January 1, 2019 to March 31, 2019 was recorded mainly as “Consolidated gross profit” and “Expenses” under “Wholesale Business Unit” and “International Business Unit,” and those figures were deducted from “Others” under “Head office account and others.” Income (loss) of SMFL was recorded as “Equity in gains (losses) of affiliates” in the consolidated statement of income.

	Millions of yen
Year ended March 31, 2020	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥641,542	¥1,257,678	¥667,083	¥421,629	¥(219,345)	¥2,768,587
Expenses	(284,353)	(1,025,179)	(350,579)	(56,235)	(23,256)	(1,739,603)
Others	52,059	1,974	54,736	33,376	(86,094)	56,051

Consolidated net business profit	¥409,247	¥234,473	¥371,240	¥398,770	¥(328,696)	¥1,085,304

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2019	Millions of yen
Consolidated net business profit	¥1,192,773
Other ordinary income (excluding equity in gains of affiliates)	166,851
Other ordinary expenses	(223,825)

Ordinary profit on consolidated statements of income	¥1,135,300

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2020	Millions of yen
Consolidated net business profit	¥1,085,034
Other ordinary income (excluding equity in gains of affiliates)	196,764
Other ordinary expenses	(349,734)

Ordinary profit on consolidated statements of income	¥932,064

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2019

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)     Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,847,287	¥ 734,495	¥ 524,807	¥ 628,721	¥ 5,735,312

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 880,935	¥ 574,502	¥ 23,413	¥ 25,851	¥ 1,504,703

3.   Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2020

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)    Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,496,033	¥ 764,766	¥ 395,209	¥ 658,303	¥ 5,314,313

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 881,203	¥ 511,264	¥ 26,941	¥ 30,914	¥ 1,450,323

3.   Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2019 is ¥9,610 million.

Impairment loss for the fiscal year ended March 31, 2020 is ¥65,106 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥309	¥4,019	¥5,494	¥—	¥16,095	¥25,919
Unamortized balance	—	50,100	—	—	143,027	193,127

	Millions of yen
Year ended March 31, 2020	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥4,019	¥—	¥—	¥13,513	¥17,533
Unamortized balance	—	46,080	—	—	148,209	194,289

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Fiscal year ended March 31, 2020

There are no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2019

There is no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2020

There is no significant corresponding information to be disclosed.

(Business Combination)

<Business combination through acquisition>

Merger between Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd.

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), a consolidated subsidiary of the Company, merged with Daiwa SB Investments Ltd. (“DSBI”), an equity method affiliate of the Company, under a merger agreement concluded between the two companies on September 28, 2018. The trade name of the merged company is Sumitomo Mitsui DS Asset Management Company, Limited.

The outline of the merger is as follows.

1 Outline of the business combination

1) Name of the acquired company and its business

Name:	Daiwa SB Investments Ltd.
Business:	Investment management business, investment advisory and agency business

2) Main reasons for the business combination

The asset management business is undergoing global growth, and the investment management capabilities and services desired by clients are progressively becoming more sophisticated. The merger aims to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers the highest quality of investment management performance and services based on its fiduciary duties, in order to address the aforesaid client needs.

3) Date of the business combination

April 1, 2019

4) Legal form the business combination

The structure of the merger is an absorption-type merger with SMAM as the surviving company and DSBI as the absorbed company.

5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6) The ratio of acquired voting rights

Ratio of voting rights owned by the Company immediately prior to the business combination: 48.96%

Ratio of voting rights increased on the date of business combination: 1.16%

Ratio of voting rights after the merger: 50.12%

7) Grounds for deciding on the acquirer

The Company owns a majority of voting rights of Sumitomo Mitsui DS Asset Management Company, Limited.

2 Period of the acquired company’s financial results included in the consolidated statements of income of the Company

From April 1, 2019 to March 31, 2020

3 Acquisition cost and consideration of the acquired company

Fair Value at the business combination of the common shares of DSBI held by the Company immediately prior to the business combination	40,111 million yen
Consideration (shares of SMAM) for the common shares of DSBI additionally acquired by the Company on the date of business combination	958 million yen
Acquisition cost of the acquired company	41,070 million yen

4 Merger ratio by type of shares, its calculation method and number of shares delivered

1) Type of shares and merger ratio

    Common stock    SMAM 1: DSBI 4.2156

2) Method for calculating the merger ratio

    SMAM and DSBI conducted careful discussion on the merger ratio following a comprehensive consideration of the financial condition, asset condition and future prospects of the two companies based on the analysis by each third-party appraiser regarding merger ratio, Ernst & Young Transaction Advisory Services Co., Ltd., appointed by SMAM, and PwC Advisory LLC, appointed by DSBI. As a result, SMAM and DSBI concluded that the merger ratio was appropriate and reached an agreement.

3) Number of shares delivered

    Common share of SMAM 16,230,060 shares

5 Major acquisition-related costs

Advisory fees, etc.    9 million yen

6 Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	41,070 million yen
Sum of acquisition costs of each transaction resulting in the acquisition	19,072 million yen
Difference (gains on step acquisitions)	21,997 million yen

7 Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1) Amount of goodwill

    17,022 million yen

2) Reason for recognizing goodwill

    The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

3) Amortization method and the period

    Goodwill is amortized using the straight-line method over 14 years

8 Amounts of assets acquired and liabilities assumed on the date of the business combination

1) Assets

Total assets:	61,319 million yen
Cash and due from banks:	22,798 million yen

2) Liabilities

Total liabilities:	14,178 million yen

9 Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets other than goodwill:	19,898 million yen (13 years)
Assets related to customers:	19,898 million yen (13 years)

10 Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2020, assuming that the business combination had been completed at the beginning of the fiscal year

Not applicable as the date of business combination is the beginning day of the fiscal year ended March 31, 2020 (April 1, 2019).

(Per Share Data)

	Yen
As of and year ended March 31	2019	2020
Net assets per share	¥7,715.91	¥7,827.50
Earnings per share	519.95	511.87
Earnings per share (diluted)	519.59	511.57

Notes: 1. Earnings per share and earnings per share (diluted) are calculated based on the following.

	Millions of yen except number of shares
Year ended March 31	2019	2020
Earnings per share:
Profit attributable to owners of parent	¥726,681	¥703,883
Amount not attributable to common stockholders	—	—

Profit attributable to owners of parent attributable to common stock	¥726,681	¥703,883

Average number of common stock during the fiscal year (in thousand)	1,397,599	1,375,118
Earnings per share (diluted):
Adjustment for profit attributable to owners of parent	¥(21)	¥(6)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(21)	(6)

Increase in number of common stock (in thousand)	923	801
Stock acquisition rights	923	801
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

2. Net assets per share are calculated based on the following:

	Millions of yen except number of shares
March 31	2019	2020
Net assets	¥11,451,611	¥10,784,903
Amounts excluded from Net assets	683,290	64,933
Stock acquisition rights	4,750	2,064
Non-controlling interests	678,540	62,869

Net assets attributable to common stock at the fiscal year-end	¥10,768,320	¥10,719,969

Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,395,600	1,369,526

(Significant Subsequent Events)

There is no significant corresponding information to be disclosed.

[Consolidated Supplementary Financial Schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Mar. 2016 ~ Jan. 2020	3,219,528 ($29,004,761 thousand) [—]	4,098,762 ($37,668,982 thousand) [270,983]	2.058 ~ 4.306	None	Mar. 2021 ~ Feb. 2048
	Straight bonds, payable in Euro (Note 3)	Jun. 2016 ~ Oct. 2019	555,064 (€4,456,556 thousand)	754,586 (€6,313,473 thousand)	0 ~ 1.716	None	Jan. 2022 ~ Feb. 2033
	Straight bonds, payable in Australian dollars (Note 3)	Sep. 2016 ~ Oct. 2019	183,344 (A$2,331,738 thousand)	195,744 (A$2,956,426 thousand)	1.6617 ~ 4.13	None	Mar. 2022 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	4,242 (HK$300,000 thousand)	4,212 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Sep. 2016	370,669	371,891	0.469 ~ 1.328	None	Sep. 2024 ~ May 2030
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Mar. 2018	386,312	352,794	0.3 ~ 0.59	None	May 2025 ~ Mar. 2028
	Perpetual subordinated bonds, payable in Yen	Jul. 2015 ~ Jun. 2019	598,974	684,797	1.07~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Apr. 2014 ~ Sep. 2019	191,741 ($1,727,400 thousand)	244,822 ($2,250,000 thousand)	3.202 ~ 4.436	None	Apr. 2024 ~ Sep. 2029

SMBC	Straight bonds, payable in Yen (Note 4)	Apr. 23, 2014	50,000 [50,000]	—	—	—	—
	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Jan. 2012~ Dec. 2018	1,591,494 ($14,337,789 thousand) [814,740]	761,633 ($6,999,664 thousand) [283,994]	2.00413~ 4.13	None	May 2020~ Mar. 2030
	Subordinated bonds, payable in U.S. dollars (Note 3)	May 28, 2015	72,705 ($655,000 thousand)	71,270 ($655,000 thousand)	4.3	None	May 30, 2045
	Straight bonds, payable in Euro (Notes 3 and 4)	Jul. 2013 ~ Jul. 2018	429,901 (€3,451,637 thousand) [—]	412,108 (€3,448,026 thousand) [262,944]	0.085~ 2.75	None	Apr. 2020 ~ Jul. 2023
	Straight bonds, payable in British pounds (Notes 3 and 4)	Sep. 2018	36,257 (£250,017 thousand) [—]	33,338 (£250,005 thousand) [33,337]	0.82188	None	Sep. 7, 2020
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Sep. 2014 ~ Dec. 2018	41,134 A$523,137 thousand) [17,298]	20,074 (A$303,193 thousand) [11,255]	2.9 ~ 3.67	None	Aug. 2020 ~ Mar. 2025
	Straight bonds, payable in Hong Kong dollars (Notes 3 and 4)	Mar. 2015 ~ Jul. 2015	33,426 (HK$2,364,000 thousand) [—]	33,190 (HK$2,364,000 thousand) [10,459]	2.09~ 2.92	None	Apr. 2020 ~ Apr. 2025
	Straight bonds, payable in Thai Baht (Notes 3 and 4)	Nov. 2016 ~ Nov. 2018	33,155 (THB9,500,000 thousand) [12,215]	19,980 (THB6,000,000 thousand) [13,320]	2 ~ 2.66	None	Aug. 2020 ~ Nov. 2021
	Subordinated bonds, payable in Yen (Note 4)	Jul. 2009 ~ Dec. 2011	362,786 [73,000]	289,899 [150,000]	1.43 ~ 2.21	None	Sep. 2020 ~ Dec. 2026
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3)	Mar.1, 2012	166,395 ($1,499,060 thousand)	163,019 ($1,498,199 thousand)	4.85	None	Mar. 1, 2022
	Subordinated bonds, payable in Euro (Notes 3 and 4)	Nov. 9, 2010	93,250 (€748,695 thousand) [—]	89,517 (€748,976 thousand) [89,565]	4	None	Nov. 9, 2020

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Feb. 2011 ~ Mar. 2020	706,988 [180,921]	536,998 [156,953]	0.01 ~ 20	None	Apr. 2020 ~ Mar. 2050

(*2)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Aug. 2015 ~ Mar. 2020	48,142 ($433,516 thousand) [3,506]	43,609 ($400,785 thousand) [6,578]	0.01 ~ 11.4	None	Apr. 2020 ~ Nov. 2037

(*3)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2 and 3)	Dec. 18, 2018	124 (€1,000 thousand)	95 (€800 thousand)	0.1	None	Dec. 18, 2023

(*4)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2, 3 and 4)	Mar. 2016~ Dec. 2018	2,074 (A$26,388 thousand) [—]	1,290 (A$19,483 thousand) [39]	0.01~ 3	None	Jun. 2020~ Aug. 2031

(*5)	Consolidated subsidiaries, straight bonds, payable in Turkish lira (Notes 2,3 and 4)	Jul. 2017~ Dec. 2018	5,164 (TRY 259,660 thousand) [117]	4,080 (TRY 246,110 thousand) [863]	0.01~ 15	None	Jul. 2020~ Oct. 2023

(*6)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Jun. 2017 ~ Nov. 2019	19,487 (IDR2,498,374,855 thousand) [2,340]	21,066 (IDR3,191,941,480 thousand) [14,531]	7.50~ 8.25	None	Jun. 2020~ Nov. 2024

(*7)	Consolidated subsidiaries, straight bonds, payable in Renminbi (Notes 2,3 and 4)	Mar. 2020	—	6,855 (CNY 447,756 thousand) [6,889]	0	None	Jun. 2020~ Sep. 2020

(*8)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Notes 2 and 4)	Dec. 1997~ Aug. 1999	25,000 [5,000]	20,000 [—]	4 ~ 4.15	None	Jan.28, 2028

(*9)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Jan. 2020 ~ Mar. 2020	84,500 [84,500]	379,000 [379,000]	0 ~ 0.01	None	Apr. 2020 ~ Sep. 2020

Total		—	¥9,311,867	¥ 9,614,639	—	—	—

Notes:	1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.

(*1) This represents an aggregate of straight bonds issued in Yen by SMBC Nikko, a domestic consolidated subsidiary.

(*2) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in Euro by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*5) This represents straight bonds issued in Turkish lira by SMBC Nikko, a domestic consolidated subsidiary.

(*6) This represents straight bonds issued in Indonesia rupiah by PT Bank BTPN Tbk, an overseas consolidated subsidiary.

(*7) This represents straight bonds issued in Renminbi by Sumitomo Mitsui Banking Corporation (China) Limited, an overseas consolidated subsidiary.

(*8) This represents subordinate term bonds issued in Yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*9) This represents an aggregate of short-term bonds issued in yen by SMBC Nikko and SMCC, domestic consolidated subsidiaries.

	3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
	4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
	5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥ 1,690,716	¥ 1,173,258	¥ 1,014,148	¥ 663,631	¥ 1,025,916

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥10,656,897	¥15,210,894	0.28	—
Other borrowings	10,656,897	15,210,894	0.28	Jan. 2020 ~ Perpetual
Lease obligations	30,379	29,103	3.06	Apr. 2020 ~ Jul. 2032

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥10,116,503	¥542,906	¥1,838,978	¥1,581,809	¥221,487
Lease obligations	7,338	6,006	4,773	4,550	2,816

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of Borrowed money included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentages
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥2,291,813	¥1,409,249	1.35	Apr. 2020 ~ Aug. 2020

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset liability obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2020 is as follows:

	Millions of yen (except Earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2018
Ordinary income	¥1,334,510	¥2,707,673	¥4,021,547	¥5,314,313
Income before income taxes	282,383	578,978	831,431	888,646
Profit attributable to owners of parent	215,727	431,955	610,830	703,883
Earnings per share	155.24	312.84	443.60	511.87

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥155.24	¥157.61	¥130.62	¥67.95

(Non-consolidated financial statements)

1.	Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2019	2020	2020
Assets:
Current assets
Cash and due from banks	¥434,005	¥174,641	$1,605
Prepaid expenses	365	413	4
Accrued income	42,124	45,660	420
Accrued income tax refunds	118,877	127,541	1,172
Current portion of long-term loans receivables from subsidiaries and affiliates	—	272,025	2,500
Other current assets	37,124	59,769	549

Total current assets	632,497	680,051	6,250

Fixed assets
Tangible fixed assets
Buildings	85	80	1
Equipment	5	12	0
Construction in progress	13,718	29,464	271

Total tangible fixed assets	13,809	29,557	272

Intangible fixed assets
Software	276	270	2

Total intangible fixed assets	276	270	2

Investments and other assets
Investment securities	—	645	6
Investments in subsidiaries and affiliates	6,085,818	6,341,210	58,278
Long-term loans receivable from subsidiaries and affiliates	6,258,343	7,173,150	65,924
Long-term prepaid expenses	226	104	1
Deferred tax assets	414	476	4
Other investments and other assets	0	3	0

Total investments and other assets	12,344,803	13,515,590	124,213

Total fixed assets	12,358,889	13,545,418	124,487

Total assets	¥12,991,386	¥14,225,470	$130,737

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$11,286
Accounts payable	8,924	39,682	365
Accrued expenses	42,571	44,409	408
Income taxes payable	9	12	0
Business office taxes payable	35	39	0
Reserve for employee bonuses	722	769	7
Reserve for executive bonuses	389	410	4
Current portion of bonds	—	272,025	2,500
Other current liabilities	649	673	6

Total current liabilities	1,281,332	1,586,051	14,576

Fixed liabilities
Bonds	5,790,820	6,441,874	59,203
Long-term borrowings	234,223	231,275	2,126

Total fixed liabilities	6,025,043	6,673,150	61,328

Total liabilities	7,306,375	8,259,202	75,905

Net assets:
Stockholders’ equity
Capital stock	2,339,443	2,339,964	21,505
Capital surplus
Capital reserve	1,560,921	1,561,442	14,350

Total capital surplus	1,560,921	1,561,442	14,350

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	280
Retained earnings brought forward	1,767,989	2,046,360	18,807

Total retained earnings	1,798,409	2,076,780	19,086

Treasury stock	(16,302)	(13,983)	(129)

Total stockholders’ equity	5,682,471	5,964,203	54,813

Stock acquisition rights	2,539	2,064	19

Total net assets	5,685,011	5,966,267	54,832

Total liabilities and net assets	¥12,991,386	¥14,225,470	$130,737

2.	Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2019	2020	2020

Operating income:
Dividends on investments in subsidiaries and affiliates	¥371,805	¥659,428	$6,060
Fees and commissions received from subsidiaries	5,665	9,087	84
Interests on loans receivable from subsidiaries and affiliates	145,072	165,319	1,519

Total operating income	522,543	833,835	7,663

Operating expenses:
General and administrative expenses	24,332	26,146	240
Interest on bonds	143,809	161,535	1,485
Interest on long-term borrowings	6,449	6,843	63

Total operating expenses	174,591	194,525	1,788

Operating profit	347,952	639,310	5,875

Non-operating income:
Interest income on deposits	32	70	1
Fees and commissions income	1	1	0
Other non-operating income	178	130	1

Total non-operating income	212	202	2

Non-operating expenses:
Interest on borrowings	4,298	4,312	40
Fees and commissions payments	254	120	1
Amortization of bond issuance cost	2,407	5,816	53

Total non-operating expenses	6,960	10,249	94

Ordinary profit	341,203	629,263	5,783

Extraordinary loss:
Loss on sales of stocks of subsidiaries and affiliates	1,414	—	—

Total extraordinary loss	1,414	—	—

Income before income taxes	446,062	629,263	5,783

Income taxes-current	(27,998)	(6,803)	(63)
Income taxes-deferred	(136)	(62)	(1)

Income taxes	(28,134)	(6,865)	(63)

Net income	¥474,196	¥636,128	$5,846

	Yen		U.S. dollars
	2019	2020	2020
Per share data:
Earnings per share	¥339.29	¥462.60	$4.25
Earnings per share (diluted)	339.07	462.33	4.25

3.	Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2019	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,338,743	¥1,560,221	¥24,286	¥1,584,508
Changes in the fiscal year:
Issuance of new stock	699	699		699
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(68)	(68)
Cancellation of treasury stock			(65,922)	(65,922)
Transfer from retained earnings to capital surplus			41,704	41,704
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	699	699	(24,286)	(23,587)

Balance at the end of the fiscal year	¥2,339,443	¥1,560,921	¥—	¥1,560,921

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2019	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥1,581,073	¥1,611,493
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(245,576)	(245,576)
Net income		474,196	474,196
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(41,704)	(41,704)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	186,916	186,916

Balance at the end of the fiscal year	¥30,420	¥1,767,989	¥1,798,409

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2019	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(12,493)	¥5,522,252	¥2,823	¥5,525,075
Changes in the fiscal year:
Issuance of new stock		1,398		1,398
Cash dividends		(245,576)		(245,576)
Net income		474,196		474,196
Purchase of treasury stock	(70,094)	(70,094)		(70,094)
Disposal of treasury stock	363	294		294
Cancellation of treasury stock	65,922	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(283)	(283)

Net changes in the fiscal year	(3,809)	160,219	(283)	159,935

Balance at the end of the fiscal year	¥(16,302)	¥5,682,471	¥2,539	¥5,685,011

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2020	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,339,443	¥1,560,921	¥—	¥1,560,921
Changes in the fiscal year:
Issuance of new stock	521	521		521
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(250)	(250)
Cancellation of treasury stock			(101,673)	(101,673)
Transfer from retained earnings to capital surplus			101,923	101,923
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	521	521	—	521

Balance at the end of the fiscal year	¥2,339,964	¥1,561,442	¥—	¥1,561,442

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2020	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥1,767,989	¥1,798,409
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(255,834)	(255,834)
Net income		636,128	636,128
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(101,923)	(101,923)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	278,370	278,370

Balance at the end of the fiscal year	¥30,420	¥2,046,360	¥2,076,780

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2020	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(16,302)	¥5,682,471	¥2,539	¥5,685,011
Changes in the fiscal year:
Issuance of new stock		1,043		1,043
Cash dividends		(255,834)		(255,834)
Net income		636,128		636,128
Purchase of treasury stock	(100,088)	(100,088)		(100,088)
Disposal of treasury stock	733	483		483
Cancellation of treasury stock	101,673	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(475)	(475)

Net changes in the fiscal year	2,318	281,732	(475)	281,256

Balance at the end of the fiscal year	¥(13,983)	¥5,964,203	¥2,064	¥5,966,267

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2020	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	$21,500	$14,345	$—	$14,345
Changes in the fiscal year:
Issuance of new stock	5	5		5
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(2)	(2)
Cancellation of treasury stock			(934)	(934)
Transfer from retained earnings to capital surplus			937	937
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	5	5	—	5

Balance at the end of the fiscal year	$21,505	$14,350	$—	$14,350

	Millions of U. S. dollars
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2020	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$280	$16,248	$16,528
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(2,351)	(2,351)
Net income		5,846	5,846
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(937)	(937)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	2,558	2,558

Balance at the end of the fiscal year	$280	$18,807	$19,086

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2020	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	$(150)	$52,224	$23	$52,247
Changes in the fiscal year:
Issuance of new stock		10		10
Cash dividends		(2,351)		(2,351)
Net income		5,846		5,846
Purchase of treasury stock	(920)	(920)		(920)
Disposal of treasury stock	7	4		4
Cancellation of treasury stock	934	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(4)	(4)

Net changes in the fiscal year	21	2,589	(4)	2,585

Balance at the end of the fiscal year	$(129)	$54,813	$19	$54,832

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

Opinion

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc.(“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheets as at March 31, 2020 and 2019, the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies, other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2020 and 2019, and its consolidated financial performance and cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Measurement of the reserve for possible loan losses
The key audit matter	How the matter was addressed in our audit

In the consolidated balance sheet of the Group as of March 31, 2020, reserve for possible loan losses (the “Reserve”) amounted to ¥301,752 million provided on loans and bills discounted (the “Loans”) of ¥82,517,609 million (or approximately 37.5% of the total assets). Included in such balances were mainly corporate loans of Sumitomo Mitsui Banking Corporation (“SMBC”), a commercial banking subsidiary.

SMBC assesses all claims including the Loans in accordance with the internal criteria for self-assessment of asset quality, and classifies borrowers into credit categories through examining individual credit risk profiles. On the basis of each borrower category, reserves and direct write-offs are recorded in accordance with its internal policy for write-offs and provisions. The methodologies used include an expected credit loss (ECL) model based on the historical loan-loss ratios or the probability of default, and a discounted cash flow (DCF) method. Additionally, considering recent economic environment and risk factors, an ECL amount deemed necessary for specific portfolios is reflected in the Reserve based on an overall assessment of a probable future outlook for those portfolios that has not been fully captured in the historical data or individual borrower classification.

The evaluation of the Reserve for SMBC’s corporate loans involves significant measurement uncertainty, and therefore requires complex management judgment primarily in the following aspects:

•  classifying borrowers into appropriate credit categories through performing obligor-specific qualitative assessment, including the use of forward-looking information;

•  deciding on whether changes to the borrower classification as well as additional provisions for specific portfolios are deemed necessary, and determining appropriate methodologies to measure such provisions, in light of recent economic environment and risk factors, specifically the potential impact of the spread of the COVID-19 and the coinciding fluctuations of market indices such as crude oil prices; and

•  projecting future cash flow scenarios as an input to the DCF method for borrowers with large claims classified mainly as substandard or potentially bankrupt.

We, therefore, determined that the measurement of the Reserve for SMBC corporate loans; specifically, classifying borrowers into credit categories through qualitative assessment, reflecting recent economic environment and risk factors into the Reserve, and projection of cash flow scenarios used in the DCF method, was one of the most significant in our audit of the consolidated financial statements for this fiscal year, and accordingly, a key audit matter.

The primary procedures we performed to assess the reasonableness of measurement of the Reserve for SMBC’s corporate loans included the following:

(1)   Internal control testing

We evaluated the design and operating effectiveness of certain internal controls over the provisioning process by focusing on controls that:

•  approve the internal rules for accounting for the Reserve, including the criteria for self-assessment and the policy for write-offs and provisions;

•  validate the obligor grading models;

•  relate to classification of individual borrowers into credit categories through qualitative assessment;

•  reflect recent economic environment and risk factors into the Reserve; and

•  relate to the projection of future cash flow scenarios used in the DCF method.

(2)   Evaluation of the appropriateness of the policy for provisions and the borrower classification model

We evaluated the policy for provisions for compliance with the accounting principles generally accepted in Japan. Additionally, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the obligor grading models through analyzing the consistency of obligor grades with external ratings, and evaluating the default prediction capability of the models.

(3)   Evaluation of the appropriateness of borrower classification taking into account qualitative factors

For SMBC’s corporate borrowers that we selected based on certain criteria, we evaluated the appropriateness of borrower classification taking into account qualitative factors through analyzing the feasibility of their business plan and assessing their liquidity position.

(4)   Evaluation of the reasonableness of a provision that reflects the effect of recent economic environment and risk factors

In light of the recent economic environment and risk factors, specifically the potential impact of the spread of COVID-19 and the coinciding fluctuations of market indices such as crude oil price, we evaluated the reasonableness of changes to the borrower classification and of an additional provision for specific portfolios through:

•  analyzing the liquidity position of borrowers affected by the COVID-19 and the related circumstances including their recent operating performance and request for loan modifications, and assessing the borrower classification on the basis of such analysis; and

•  analyzing the scope of potential effects and assessing assumptions by inspecting available external reports on market indices including crude oil prices, and evaluating the methodologies used to measure an ECL for specific portfolios.

(5)   Evaluation of the reasonableness of future cash flow scenarios used in the DCF method

For borrowers that we selected based on certain criteria from those in scope of DCF method, we evaluated the reasonableness of future cash flow scenarios through analyzing their restructuring plans and related progress.

Measurement of the value-in-use of goodwill and other intangible assets related to the retail banking business of SMBC Trust Bank, Ltd.
The key audit matter	How the matter was addressed in our audit

In the consolidated balance sheet of the Group as of March 31, 2020, goodwill and other intangible fixed assets amounted to ¥194,289 million and ¥117,896 million, respectively. The goodwill and other intangible fixed assets consisting of assets related to customers and core deposits (collectively, the “Intangible Assets”) recognized in connection with the acquisition of the retail banking business of Citibank Japan Ltd. (the “PRESTIA business”) by SMBC Trust bank Ltd, (“SMBC Trust Bank”) were impaired, and an impairment loss of ¥39,958 million for the entire amount of the Intangible Assets was recorded for the fiscal year ended March 31, 2020.

While the Intangible Assets are amortized in a systematic manner, whenever there is an indicator that the carrying amounts of the Intangible Assets may not be recoverable, the Group needs to determine whether an impairment shall be recognized by comparing the undiscounted future cash flows to be generated from the business to which the Intangible Assets relate and its carrying amount. If it is determined that the recognition of an impairment loss is required, the carrying amount is reduced to its recoverable amount, with such reduction being recognized as an impairment loss. The recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use.

There was an indicator of impairment for the PRESTIA business of SMBC Trust Bank during the year ended March 31, 2020 due to the deterioration in its market environment. As a result of an impairment test, the recognition of an impairment loss was required. The value in use was used as the recoverable amount to measure an impairment loss on the Intangible Assets related to the PRESTIA business of SMBC Trust Bank. The value in use was calculated using the future cash flows based on the business plan approved by management and a discount rate.

The primary procedures we performed to evaluate the reasonableness of the measurement of the value in use related to the PRESTIA business of SMBC Trust Bank included the following.

(1)   Internal control testing

We evaluated the design and operating effectiveness of certain internal controls over the process of calculating the value in use related to the PRESTIA business of SMBC Trust Bank by focusing controls that:

•  evaluate the reasonableness of estimated future cash flows; and

•  evaluate the reasonableness of the discount rate.

(2)   Evaluation of the appropriateness of valuation methodology used to calculate the value in use

We involved valuation specialists with industry-specific knowledge and expertise who assisted us in evaluating the reasonableness of valuation methodology used to calculate the value in use by comparing it to the standard methods commonly used for the valuation of retail banks.

(3)   Evaluation of the reasonableness of future cash flows used to calculate the value in use

We assessed the level of precision of the prior year estimate of future cash flows by comparing it to the actual result. In addition, we evaluated the reasonableness of estimated future cash flows, considering the historical operating performance, the current market environment and economic trends including future prospect of the PRESTIA business of SMBC Trust Bank, and the regulatory environment.

The estimate of future cash flows inherently requires complex management judgments, and the discount rate may be significantly affected by market interest rates and other market conditions. Also, as SMBC Trust Bank has revised the estimated future cash flows considering the recent market environment, there was a higher degree of uncertainty in the estimates used for calculating the value in use.

We, therefore, determined that the measurement of the value in use related to the PRESTIA business of SMBC Trust Bank was one of the most significant in our audit of the consolidated financial statements for this fiscal year, and accordingly, a key audit matter.

(4)   Evaluation of the reasonableness of the discount rate used to calculate the value in use

We involved valuation specialists with industry-specific knowledge and expertise who assisted us in evaluating the reasonableness of the valuation methodology used to calculate a discount rate and the calculation result, considering historical market data and current market conditions.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties including the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2020 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

/s/ Toshihiro Otsuka

Designated Engagement Partner

Certified Public Accountant

/s/ Noriaki Habuto

Designated Engagement Partner

Certified Public Accountant

/s/ Kazuhide Niki

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

June 25, 2020